April 29, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

Re:
Rochdale Investment Trust (File Nos.: 333-47415 and 811-08685), (the “Trust”) on behalf of the Rochdale Large Growth Portfolio, Rochdale Large Value Portfolio, Rochdale Mid/Small Growth Portfolio, Rochdale Mid/Small Value Portfolio, Rochdale Dividend & Income Portfolio, Rochdale Intermediate Fixed Income Portfolio and Rochdale Fixed Income Opportunities Portfolio (each a “Fund,” collectively, the “Funds”)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on April 8, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement.  PEA 29 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 25, 2010, and will become effective on April 30, 2010.  PEA No. 29 was filed for the purpose of conforming the Trust’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust is filing this PEA No. 30 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, to update financial statements and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trusts’ responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS COMMENTS

Summary Section – All Funds

1.	With respect to each Fund’s “Fees and Expense of the Fund” section, please either remove all of footnote 1 or simply retain the last sentence of footnote 1.

The Trust responds by retaining the last sentence of footnote 1.

2.	With respect to each Fund’s “Performance” section, please:

(a)	remove the last sentence of the introductory paragraph;
(b)	add a sentence to the introductory paragraph indicating that past performance is not indicative of future performance;
(c)	move the footnote following the bar chart to the introductory paragraph;
(d)	if applicable, add a sentence to the introductory paragraph stating that updated performance is available on the Fund’s website or through a toll-free telephone number; and
(e)	remove the footnote stating “Returns shown reflect maximum sales charge of 5.75%” following the “Average Annual Total Returns” table.

The Trust responds by revising the introductory paragraph of each Fund’s “Performance” section as follows:

“The following performance information indicates some of the risks of investing in the Portfolio.  The bar chart provides some indication of the risks of investing in the Portfolio by showing how the Portfolio’s total return has varied for annual periods through December 31, 2009.  Figures shown in the bar chart do not reflect sales charges, which would lower returns.   Following the bar chart is the Portfolio’s highest and lowest quarterly returns during the period shown in the bar chart.  The performance table that follows shows the Portfolio’s average return over time compared with broad-based market indices.  Portfolio returns shown in the performance table reflect the maximum sales charge of 5.75%.  Past performance (before and after taxes) will not necessarily continue in the future. Updated performance is available at www.rochdale.com.  ~~The information shown assumes reinvestment of dividends and distributions.~~ “

3.
With respect to those Funds that include a Lipper Index in their “Average Annual Total Return” table, please confirm whether such Indexes reflect deductions for fees, expenses and taxes.  If they do, please remove the disclosure stating “reflects no deduction for fees, expenses or taxes.”

The Trust responds by removing the disclosure stating “reflects no deduction for fees, expenses or taxes” for all Lipper Indexes.

4.
With respect to each Fund’s “Purchase and Sale of Fund Shares” section, please consider revising the first two sentences to include disclosure stating that the Fund’s shares are redeemable and the procedures for redeeming shares.

The Trust responds by revising the disclosure as follows:

“Shares of the Portfolios can be purchased, redeemed or exchanged through the Transfer Agency or through certain financial intermediaries.  Contact the Transfer Agency at 1-866-209-1967 or your financial representative for instructions on how you may purchase, redeem or exchange shares of the Portfolios.  The minimum initial purchase for a regular account is $1,000 and for a retirement account is $500.  You may add to your investment at any time with investments of at least $100.”

Summary Section – Rochdale Large Growth Portfolio / Rochdale Large Value Portfolio

5.
With respect to the Funds “Principal Investment Strategies” sections, please consider redefining the Funds’ capitalization ranges as the current S&P 500 Index range of $1 billion to $324 billion includes securities too small to be considered “large cap.”  Additionally, please consider describing the S&P 500 Index as a “large-cap” index rather than a “large-cap growth” or “large-cap value” index.

The Trust responds by declining to redefine large cap securities since it considers the S&P 500 Index to be an appropriate and widely accepted measure of what it means to be “large cap.”  Despite its smallest company currently having a market capitalization of approximately $1 billion, the S&P 500 Index requires a market capitalization in excess of $3.5 billion to be considered for addition to the Index.  Additionally, the Index's median market capitalization is approximately $9 billion and its average is approximately $20 billion.  The Trust also responds by revising the disclosure to define the S&P 500 Index as a “large-cap” index.

6.
With respect to the Funds’ “Principal Investment Strategies” sections, each Fund states that the Advisor assesses “multiple fundamental criteria” to identify the most attractive companies and uses a multi-factor approach to rank each industry and company according to specific “fundamental factors.”  Please revise to include examples of what is meant by “multiple fundamental criteria” and “fundamental factors.”

The Trust responds by revising the disclosure for each Fund as follows:

“[T]he Advisor assesses multiple fundamental criteria to identify the most attractive companies for investment. Such fundamental criteria include price to earnings ratio, earnings growth rate, revenue growth rate, return on equity, debt to equity ratio and margin. The Advisor’s multi-factor approach is a methodology that seeks to rank each industry and company according to specific fundamental factors, such as valuation, growth, and quality factors.”

Summary Section – Rochdale Mid/Small Growth Portfolio / Rochdale Mid/Small Value Portfolio

7.
With respect to the Funds’ “Principal Investment Strategies” sections, please consider redefining the Funds’ capitalization ranges as the current S&P 1000 Index range of $1 billion to $324 billion includes securities too large to be considered “mid or small cap.”  Additionally, please consider describing the S&P 1000 Index as a “small and mid-cap” index rather than a “small and mid-cap growth” or “small and mid-cap value” index.

The Trust responds by noting that as of 12/31/09, the S&P 1000 Index had a market capitalization range of between $40 million and $8 billion, which the Trust considers appropriate for a small and mid-cap fund.  Accordingly, the Trust will revise the disclosure to reflect this range.  Additionally, the Trust will revise the disclosure to define the S&P 1000 Index as a “small and mid-cap” index.

8.
With respect to the Funds “Principal Investment Strategies” sections, each Fund states that the Advisor assesses “multiple fundamental criteria” to identify the most attractive companies and uses a multi-factor approach to rank each industry and company according to specific “fundamental factors.”  Please revise to include examples of what is meant by “multiple fundamental criteria” and “fundamental factors”

The Trust responds by revising the disclosure for each Fund as follows:

“[T]he Advisor assesses multiple fundamental criteria to identify the most attractive companies for investment. Such fundamental criteria include, but are not limited to, price to earnings, debt to capital, earnings and revenue growth rates, net cash and operating cash flows.  The Advisor’s multi-factor approach is a methodology that seeks to rank each industry and company according to specific fundamental factors, such as earnings yield, revision momentum, return on equity, price momentum and sensitivity to economic factors such as industrial production.”

Summary Section – Rochdale Dividend & Income Portfolio

9.	With respect to the Fund’s “Principal Investment Strategies” section, please revise to include a description of the Fund’s method for determining which securities to purchase and which to sell.

The Trust responds by adding the following disclosure related to its purchase strategy:

“In selecting equity securities, the Advisor will seek companies that pay above-average, stable dividend yields and have the ability to grow yields over time.In selecting fixed income securities for the Portfolio, the Advisor seeks securities with attractive rates of current income with consideration to the credit quality of the issuer and the maturity, duration, and other characteristics of the obligation.”

Additionally, the Trust responds by referencing second paragraph of the “Principal Investment Strategies” section which describes the Fund’s method for determining which securities to sell.  The disclosure reads as follows:

“Once purchased, companies are monitored for changes in their fundamentals and in industry conditions.  Nevertheless, the Portfolio may continue to own a security as long as the dividend or interest yields satisfy the Portfolio’s objectives, the credit quality meets the Advisor’s fundamental criteria, valuation is attractive, and industry trends remain favorable.”

10.
With respect to the Fund’s “Principal Investment Strategies” section, specifically the sentence that states that the Fund is not managed as a balanced fund, please revise to include an explanation of what is meant by the term “balanced fund” or considering restating the concept.

The Trust responds by deleting the sentence in its entirety.

11.
With respect to the Fund’s “Principal Investment Strategies” section, to the extent that the Fund invests in debt securities, please disclose the characteristics of the Fund’s debt securities such as maturity, duration and the types of issuers represented by such investments (i.e. corporate, municipal, etc.).

The Trust responds by adding the following disclosure:

“The Portfolio may invest in debt securities of any maturity and duration including those from both corporate and municipal issuers.”

12.	With respect to the Fund’s “Principal Investment Risks” section, please:

(a)
consider revising the Fund’s “Principal Investment Strategies” section to show a connection between the Fund’s investment strategies and the Fund’s “Real Estate Investment Trust Risk,” “Small and Medium-Size Company Risk,” “Credit Risk,” and “Liquidity Risk;” and

(b)	consider revising the Fund’s “Credit Risk” disclosure to include the risks associated with investing in investment grade securities rather than just bank loans and lower rated debt securities.

The Trust responds by referencing the first paragraph of the Fund’s “Principal Investment Strategies” section which states that the Fund may invest in real estate investment trusts as well as up to 15% of its assets in debt securities deemed below investment grade.  Therefore, the Trust considers “Real Estate Investment Trust Risk,” “Credit Risk” and “Liquidity Risk” to be appropriately linked to the Fund’s investment strategies.  Regarding “Small and Medium-Size Company Risk,” the Trust responds by adding the following disclosure:

 “Companies of any size may be considered for investment.”

The Trust also responds by revising the Fund’s “Credit Risk” disclosure as follows:

“Credit Risk -- Changes in the credit quality rating of a security or changes in an issuer’s financial condition can affect the Fund.  A default on a security held by the Fund could cause the value of your investment in the Fund to decline. Investments in bank loans and lower rated debt securities involve higher credit risks.  There is a relatively higher risk that the issuer of such loans or debt securities will fail to make timely payments of interest or principal, or go bankrupt. Credit risk may be high for the Portfolio because it invests in lower rated investment quality fixed income securities.”

Summary Section – Rochdale Intermediate Fixed Income Portfolio

13.	With respect to the Fund’s “Principal Investment Strategies” section, please revise to include a description of the Fund’s method for determining which securities to purchase and which to sell.

The Trust responds by referencing the first paragraph of the “Principal Investment Strategies” section which describes the Fund’s method for determining which securities to buy.  The disclosure reads as follows:

“The Portfolio purchases debt obligations of government and corporate issuers that provide an attractive rate of current income or provide for an attractive return based on the maturity, duration, and credit quality of the issuer relative to comparable issuers.”

Additionally, the Trust responds by adding the following disclosure describing its sell strategy:

 “Once purchased, investments are monitored for changes in their fundamentals and in industry conditions.  Nevertheless, the Portfolio may continue to own a security as long as the dividend or interest yields satisfy the Portfolio’s objectives, the credit quality meets the Advisor’s fundamental criteria, valuation is attractive, and industry trends remain favorable.”

14.
With respect to the Fund’s “Fees and Expenses of the Fund” section, please confirm whether the Fund’s waiver is contractual for at least one year from the date of the Fund’s prospectus, and if so, please add appropriate language to footnote 2.

The Trust responds by confirming that the Fund’s waiver will be in effect for at least one year from the date of the Fund’s prospectus.  Accordingly, footnote 2 is revised as follows:

“The Advisor has contractually agreed to reduce its fees and/or pay expenses to limit the Portfolio’s Total Annual Fund Operating Expenses (excluding interest, taxes and acquired fund fees and expenses) to 1.15%.  This contract has a one-year term, renewable annually.  Subject to annual approval by the Advisor and Rochdale Investment Trust’s (the “Trust”) Board of Trustees (the “Board of Trustees”), this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination and in no case would it terminate prior to April 30, 2011.”

15.
With respect to the Fund’s “Principal Investment Strategies” section, please consider revising the sentence stating that the Fund may invest significantly in non-investment grade securities to clarify that such securities are also known as “junk bonds.”

The Trust responds by revising the sentence as follows:

“This means that the Portfolio may invest significantly in non-investment grade fixed-income securities, often referred to in the marketplace as “junk bonds.””

16.
With respect to the Fund’s “Portfolio Turnover” section, the Fund’s portfolio turnover for the most recent fiscal year was approximately 70%.  However, the Fund’s investment strategies indicate a lower portfolio turnover by stating that the Fund purchases debt instruments with the intention of holding them to maturity.  Please explain this discrepancy and revise the “Principal Investment Strategies” section as applicable if the Fund is not following this strategy.

The Trust responds by stating that 2009 was an extremely volatile year for the fixed income securities market.  As a result, the Fund sold several positions to prevent losses and meet redemptions, invested in callable bonds, many of which were called due to the lower interest rate environment and participated in several issuers’ tender offers when the offer prices were attractive relative to the prevailing market prices.  Additionally, the Fund lowered the overall duration of the portfolio to lower its interest rate exposure and to bring it in line with the index which resulted in a higher portion of the portfolio maturing during the year.  These factors resulted in a higher than normal portfolio turnover rate, however, the Fund intends to continue following its strategy of holding debt instruments to maturity.

17.	With respect to the Fund’s “Principal Investment Risks” section, please:

(a)
consider revising the Fund’s “Principal Investment Strategies” section to show a connection between the Fund’s investment strategies and the Fund’s “Credit Risk” and "Liquidity Risk,” specifically the risks associated with investing in bank loans; and

(b)	consider revising the Fund’s “Credit Risk” disclosure to include the risks associated with investing in investment grade securities rather than just bank loans and lower rated debt securities.

The Trust responds by referencing the first paragraph of the Fund’s “Principal Investment Strategies” section which states that the Fund purchases debt obligations of government and corporate issuers including non-investment grade fixed-income securities.  Therefore, the Trust considers “Credit Risk” and “Liquidity Risk” to be appropriately linked to the Fund’s investment strategies.  However, the Trust will revise the disclosure to account for investing in bank loans as follows:

“The Portfolio purchases debt obligations of government and corporate issuers that provide an attractive rate of current income or provide for an attractive return based on the maturity, duration, and credit quality of the issuer relative to comparable issuers.  The Portfolio may also invest in bank loans.”

The Trust also responds by revising the Fund’s “Credit Risk” disclosure as follows:

“Credit Risk -- Changes in the credit quality rating of a security or changes in an issuer’s financial condition can affect the Fund.  A default on a security held by the Fund could cause the value of your investment in the Fund to decline. Investments in bank loans and lower rated debt securities involve higher credit risks.  There is a relatively higher risk that the issuer of such loans or debt securities will fail to make timely payments of interest or principal, or go bankrupt. Credit risk may be high for the Portfolio because it invests in lower rated investment quality fixed income securities.”

Summary Section – Rochdale Fixed Income Opportunities Portfolio

18.	With respect to the Fund’s “Principal Investment Strategies” section, please revise to include a description of the Fund’s method for determining which securities to purchase and which to sell.

The Trust responds by adding the following disclosure related to its purchase strategy:

“The security selection process includes an analysis of the issuer’s financial condition, business product strength, competitive position and management experience.”

Additionally, the Trust responds by adding the following disclosure describing to its sell strategy:

 “Once purchased, investments are monitored for changes in their fundamentals and in industry conditions.  Nevertheless, the Portfolio may continue to own a security as long as the dividend or interest yields satisfy the Portfolio’s objectives, the credit quality meets the Advisor’s fundamental criteria, valuation is attractive, and industry trends remain favorable.”

19.
With respect to the Fund’s “Principal Investment Strategies” section, specifically the Fund’s strategy of investing in high yield securities and fixed income floating rate loans made to U.S. and foreign borrowers, please revise to include the types of issuers represented by such investments, i.e. corporate, municipal, etc.  Additionally, please remove the sentence beginning “Further information about floating rate loans . . . “ as it cross-references a section outside of the Fund’s summary section.

The Trust responds by revising the disclosure as follows:

“The Portfolio’s primary focus will be to seek investment opportunities in high yield securities and fixed and floating rate loans made to U.S. and foreign borrowers.  Such investments may include both corporate and municipal issuers.”

Additionally, the Trust responds by removing the sentence as requested.

20.	With respect to the Fund’s “Principal Investment Risks” section, please:

(a)
revise the Fund’s “Principal Investment Strategies” section to show a connection between the Fund’s investment strategies and the Fund’s disclosures regarding “Credit Risk” and “Liquidity Risk,” specifically the risks associated with investing in bank loans;

(b)	revise the Fund’s “Credit Risk” disclosure to include the risks associated with investing in investment grade securities rather than just bank loans and lower rated debt securities;
(c)	revise the “Derivatives Risk” disclosure to more specifically describe what types of derivative investments the Fund will utilize and the risks to which the Fund will be subject; and
(d)	revise the Fund’s “Market Sector/Industry Risk” disclosure to clarify that the Fund may not concentrate, i.e. invest greater than 25% of its total assets, in any one industry.

The Trust responds by referencing the first paragraph of the Fund’s “Principal Investment Strategies” section which states that the Fund may invest in domestic and foreign corporate bonds including high yield securities.  Therefore, the Trust considers “Credit Risk” and “Liquidity Risk” to be appropriately linked to the Fund’s investment strategies.  However, the Trust will revise the disclosure to account for investing in bank loans as follows:

“In addition, the Portfolio may invest in domestic and foreign corporate bonds including convertible bonds, asset backed securities, bank loans and alternative fixed income securities or “hybrid instruments.””

The Trust also responds by revising the Fund’s “Credit Risk” disclosure as follows:

“Credit Risk -- Changes in the credit quality rating of a security or changes in an issuer’s financial condition can affect the Fund.  A default on a security held by the Fund could cause the value of your investment in the Fund to decline. Investments in bank loans and lower rated debt securities involve higher credit risks.  There is a relatively higher risk that the issuer of such loans or debt securities will fail to make timely payments of interest or principal, or go bankrupt. Credit risk may be high for the Portfolio because it invests in lower rated investment quality fixed income securities.”

The Trust responds by revising the Fund’s “Derivatives Risk” disclosure as follows:

“Derivatives Risk – The Portfolio’s ~~I~~investment~~s~~ in derivative instruments, ~~(~~including swaps, futures contracts~~, short sales~~ and alternative or “hybrid” instruments,~~)~~ may heighten the risks associated with the Portfolio ~~and~~ as each may result in risk of losses that exceed the amount invested.  Investments in each of these instruments may also expose the Portfolio to additional volatility as well as additional risks, including valuation and tax issues, illiquidity issues, increased potential for costs to the Portfolio, and a potential reduction in gains to the Portfolio.  Additionally, swaps include the risk of default by the counterparty which would result in losses to the Portfolio.”

Additionally, the Trust responds by declining to revise the Fund’s “Market Sector/Industry Risk” disclosure since the Trust does not necessarily consider “financial institutions” to be one industry for concentration purposes.  The Fund could conceivably have greater than 25% of its assets in securities that could be considered “financial institutions” but not violate its concentration limitations where those issuers are considered to be in different industries.

Investment Objectives and Principal Investment Strategies – Rochdale Large Growth Portfolio / Rochdale Large Value Portfolio

21.
With respect to each Fund’s “Investment Philosophy” section, specifically the sentence indicating that the Advisor’s multi-factor approach ranks each company according to specific “fundamental factors,” please revise to include examples of such “fundamental factors.”

The Trust responds by revising each Fund’s disclosure as follows:

“The Advisor’s multi-factor approach is a methodology that ranks each company and industry according to specific fundamental factors, such as valuation, growth, and quality.”

22.
With respect each Fund’s “Principal Investment Strategies” section, specifically the first sentence in the second paragraph indicating that the Advisor uses a selection process that ranks companies across several “factors,” please revise to include examples of such “factors.”  Additionally, please revise to define the term “optimized” as it is used in the last sentence of the second paragraph.

The Trust responds by revising the disclosure as follows:

“Our company selection process ranks companies across several factors to identify those the Advisor considers to be the most attractive growth [value] companies within the large-cap universe.  Such factors include valuation, growth, quality, technical and economic factors.”

The Trust also responds by revising the disclosure as follows:

“The highly ranked companies are then ~~optimized to achieve what~~ evaluated by the Advisor ~~believes is the~~ and selected in order to achieve the appropriate economic sector diversification and managed variability in line with the characteristics of growth [value] companies in the large-cap universe.”

Principal Risks of Investing in the Portfolios – Rochdale Fixed Income Opportunities Portfolio

23.
With respect to the “Risks of Financial Services Industry Concentration” section, please consider revising the title so that it does not include the term “Concentration.”  “Concentration” implies investment of greater than 25% of a fund’s total assets in a single industry which is barred by the Fund’s fundamental investment restrictions.

The Trust responds by revising the title as follows:

“Risks of Financial Services Investments ~~Industry Concentration~~”

Portfolio Managers – All Funds

24.	With respect to the disclosures related to Mr. David J. Abella and Mr. Mark E. Durbiano, please revise to include more specific information regarding their business experience during the past 5 years.

The Trust responds by revising the disclosure as follows:

“Along with Mr. Acebes and Mr. D’Alessandro, Mr. David J. Abella is responsible for the day-to-day management of the Dividend & Income Portfolio. Mr. Abella is a Senior Equity Analyst with the Advisor and he holds the Chartered Financial Analyst designation.  Mr. Abella joined the Advisor in 1996.  During the past five years, Mr. Abella has been in charge of research for dividend and income strategy at the Advisor while also co-managing the Dividend & Income Portfolio.”

“Mark E. Durbiano will be primarily responsible for day-to-day investment decisions with respect to that portion of the Fixed Income Opportunities Portfolio’s assets reserved or allocated to Federated.  Mr. Durbiano, who is a Chartered Financial Analyst, is a Senior Vice President, Senior Portfolio Manager and Head of Federated’s Domestic High Yield Group, and has been during the past five years.  He has been with Federated since 1982.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Investment Restrictions – All Funds

25.
With respect to the “Investment Restrictions” section, please explain why there is not a fundamental restriction describing the Funds’ policy with regard to underwriting securities issued by other persons, as required by Section 8 of the Investment Company Act of 1940, as amended.

The Trust responds by referencing Fundamental Investment Restriction 4, contained in the Funds’ Statement of Additional Information, which reads as follows (emphasis in bold):

“A Portfolio may not purchase securities on margin, participate on a joint or joint and several basis in any securities treading account, or underwrite securities, except that this restriction does not preclude a Portfolio from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its Portfolio securities.”

Trustees and Executive Officers – All Funds

26.	With respect to the “Trustees and Executive Officers” section, please be sure to include the new disclosure required by the recent SEC Final Rule titled “Proxy Disclosure Enhancements.”

The Trust responds by confirming that the required disclosure will be included.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine Richards__

Elaine Richards, Esq.
for U.S. Bancorp Fund Services, LLC